Exhibit 99.1

NYSE, TSX: NTR	News Release

May 11, 2020

Nutrien Prices Offering of an Aggregate of US$1.5 Billion of 3-Year, 10-Year and 30-Year Senior Notes

Saskatoon, Saskatchewan – Nutrien Ltd. (NYSE, TSX: NTR) today announced the pricing of US$500 million aggregate principal amount of 1.900 percent senior notes due May 13, 2023, US$500 million aggregate principal amount of 2.950 percent senior notes due May 13, 2030 and US$500 million aggregate principal amount of 3.950 percent senior notes due May 13, 2050 (together, the “senior notes”). The offering is expected to close on or about May 13, 2020, subject to customary closing conditions. The senior notes, registered under the multi-jurisdictional disclosure system in Canada and the United States, will not be offered in Canada or to any resident of Canada.

Nutrien intends to use the net proceeds from this offering to reduce its short-term indebtedness, for general corporate purposes, to finance its capital expenditures and to fund recent growth initiatives. The senior notes will be unsecured and rank equally with Nutrien’s existing senior unsecured debt. The joint book-running managers for the offering are Barclays Capital Inc., CIBC World Markets Corp., Citigroup Global Markets Inc., HSBC Securities (USA) Inc. and TD Securities (USA) LLC.

The offering will be made by way of a prospectus supplement dated May 11, 2020, to Nutrien’s short form base shelf prospectus dated March 16, 2020, filed with the securities regulatory authorities in each of the provinces of Canada, which forms a part of and is included in Nutrien’s registration statement on Form F-10, filed in the United States with the Securities and Exchange Commission (the “SEC”) under the multijurisdictional disclosure system. A final prospectus supplement in respect of the offering of the senior notes will be filed with the same regulatory authorities in Canada and the SEC.

About Nutrien

Nutrien is the world’s largest provider of crop inputs and services, playing a critical role in helping growers increase food production in a sustainable manner. We produce and distribute 25 million tonnes of potash, nitrogen and phosphate products world-wide. With this capability and our leading agriculture retail network, we are well positioned to supply the needs of our customers. We operate with a long-term view and are committed to working with our stakeholders as we address our economic, environmental and social priorities. The scale and diversity of our integrated portfolio provides a stable earnings base, multiple avenues for growth and the opportunity to return capital to shareholders.

Advisory

The senior notes are being offered in the United States pursuant to an effective registration statement (including a base shelf prospectus) filed with the SEC. Nutrien has filed a preliminary prospectus supplement related to the offering of the senior notes. Before you invest, you should read the preliminary prospectus supplement, the accompanying base shelf prospectus and other documents that are incorporated by reference therein for more complete information about Nutrien and this offering.

The preliminary prospectus supplement and the accompanying base shelf prospectus are available for free on the SEC website at www.sec.gov. Alternatively, the documents may be obtained by contacting Barclays Capital Inc. toll free at 1 (888) 603-5847, CIBC World Markets Corp. toll free at 1 (800) 282-0822, Citigroup Global Markets Inc. toll free at 1 (800) 831-9146, HSBC Securities (USA) Inc. toll-free at 1 (866) 811-8049 or TD Securities USA LLC toll-free at 1 (855) 495-9846.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the senior notes in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

Forward-Looking Statements

Certain statements and other information included in this press release constitute “forward-looking information” within the meaning of applicable Canadian securities legislation or constitute “forward-looking statements” within the meaning of applicable U.S. securities legislation (together, “forward-looking statements”). All statements in this press release, other than those relating to historical information or current conditions, are forward-looking statements, including, but not limited to, forecasts and statements as to management’s expectations with respect to, among other things, the intended use of proceeds of the offering and the timing of closing of the offering. Such forward-looking statements involve known and unknown risks and uncertainties, many of which are beyond our control, as well as various assumptions and business sensitivities, including the impact of extraordinary external events, such as the current pandemic health event resulting from the novel 2019 coronavirus disease (COVID-19), and their collateral consequences, including extended disruption of economic activity in our markets, as well as those risk factors referred to in the preliminary prospectus supplement referenced in this press release and those referred to under the heading “Risk Factors” in Nutrien’s annual information form for the year ended December 31, 2019 and under the heading “Enterprise Risk Management” in Nutrien’s management’s discussion and analysis for the year ended December 31, 2019 and under the heading “Risk Factors” in Nutrien’s management’s discussion and analysis for the quarter ended March 31, 2020, which may cause actual results, performance or achievements of Nutrien, which includes the offering being delayed or not completed, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Nutrien disclaims any intention or obligation to update or revise any forward-looking statements in this press release as a result of new information or future events, except as may be required under applicable Canadian securities legislation or applicable U.S. federal securities law. These forward-looking statements are based on certain assumptions and analyses made by us in light of our experience and perception of historical trends, current conditions and expected future developments as well as other factors we believe are appropriate in the circumstances. All of the forward-looking statements contained herein are qualified by these cautionary statements and by the assumptions that are stated or inherent in such forward-looking statements. Although we believe these assumptions are reasonable, undue reliance should not be placed on these assumptions and such forward-looking statements.

FOR FURTHER INFORMATION:

Investor Relations:

Richard Downey

Vice President, Investor Relations

(403) 225-7357

investors@nutrien.com

Tim Mizuno

Senior Manager, Investor Relations

(306) 933-8548

Media Relations:

Will Tigley

Manager, Communications, CEO and Corporate Functions

(403) 225-7310